Exhibit 99.4

EXECUTION VERSION

GUARANTEE

This Guarantee, dated as of September 3, 2015 (this “Guarantee”), is made by HNA Group Co., Ltd., a limited company under the laws of the People’s Republic of China (the “Guarantor”), in favor of Avolon Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Guaranteed Party”). Reference is hereby made to the Merger Agreement among Guaranteed Party, Bohai Leasing Co. Ltd, a limited company existing under the laws of the People’s Republic of China and indirect Subsidiary of Guarantor (“Parent”), and Mariner Acquisition Ltd., an exempted company with limited liability under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), dated as of the date hereof (the “Merger Agreement”). Capitalized terms used herein, but not otherwise defined herein, have the meanings ascribed to them in the Merger Agreement.

1. Guarantee. To induce the Guaranteed Party to enter into the Merger Agreement, the Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, on the terms and subject to the conditions set forth herein, the due, complete and punctual payment, observance, performance and discharge of 100% of:

a) the obligation of Parent to pay to the Guaranteed Party, or to provide adequate funds for the payment to the Guaranteed Party, of an amount equal to the Parent Termination Fee in the event, and only in the event, that Parent becomes obligated to pay the Parent Termination Fee in accordance with the terms of Section 8.07(b) of the Merger Agreement; and

b) the obligations of Parent to pay the aggregate amounts contemplated by Sections 2.01 and 2.02 of the Merger Agreement, subject to the satisfaction of the conditions to the obligations of Parent under Sections 7.01 and 7.02 of the Merger Agreement, including all related costs and expenses of Parent and Merger Sub, as such amount may be reduced in accordance with Section 2 herein (such amount being Guarantor’s “Merger Consideration Obligations”) to the Guaranteed Party when due (if at all), and in the manner provided in the Merger Agreement. The Guarantor shall reimburse the Guaranteed Party for any costs and expenses actually incurred or accrued by the Guaranteed Party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 1(b) (“Enforcement Expenses”).

The Guarantor’s obligations pursuant to the above subclauses (a) and (b) (and including the expenses incurred by the Guaranteed Party and any interest on any unpaid amounts pursuant to Section 8.07(d) of the Merger Agreement (“Expenses”) and Enforcement Expenses) are hereinafter referred to as the “Guaranteed Obligations”. In no event shall the Guarantor be liable for Guaranteed Obligations in respect of both the Parent Termination Fee and the Merger Consideration Obligations; provided that the Guaranteed Party may pursue both the payment and performance, as the case may be, associated with either the Merger Consideration Obligations or the Parent Termination Fee, but shall not be entitled to receive both. The Guaranteed Party agrees that it and its Affiliates shall not assert any claim, directly or indirectly, that Guarantor is liable for an aggregate amount in excess of the Guaranteed Obligations. All payments hereunder shall be made in lawful money of the United States, in immediately available funds.

c) Notwithstanding anything that may be to the contrary herein (including Section 3(b) and Section 3(c) hereof), the Guarantor shall not be responsible for making any payment or performing any obligation hereunder under circumstances in which Parent would not be required, pursuant to the terms of the Merger Agreement, to make such payment or perform such obligation, and the Guarantor shall be entitled to assert any defense of Parent to payment or performance under the Merger Agreement as a defense to payment or performance under this Guarantee.

2. Debt Financing Commitment. If prior to the Closing, Parent delivers to the Guaranteed Party a certain funds debt financing commitment from a financial institution reasonably satisfactory to the Guaranteed Party, on terms and conditions reasonably satisfactory to the Guaranteed Party (the “Debt Financing Commitment”), then the amount of the Guaranteed Obligations that Guarantor shall be responsible for under this Guarantee shall be reduced by the unconditional amount of net proceeds to be received in respect of such Debt Financing Commitment at Closing. The Guaranteed Party hereby acknowledges and agrees that Bank of China Limited is reasonably satisfactory to the Guaranteed Party for purposes of the Debt Financing Commitment.

3. Terms of Guarantee.

(a) This Guarantee is one of payment, not just collection, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce the Guarantee, irrespective of whether any action is brought against Parent, Merger Sub or any other Person or whether Parent, Merger Sub or any other Person is joined in any such action or actions.

(b) If so requested in writing by the Guaranteed Party (in its sole and absolute discretion) at a time when the Guaranteed Party is entitled to enforce the Guarantee, then the Guarantor hereby absolutely, unconditionally and irrevocably covenants to (i) purchase equity securities of Parent or otherwise provide funding to Parent in an amount equal to the aggregate amount of Guaranteed Obligations that the Guaranteed Party is entitled to enforce under this Guarantee and (ii) cause Parent to perform such Guaranteed Obligations.

(c) The liability of the Guarantor under this Guarantee shall, to the fullest extent permitted under applicable law, be absolute and unconditional irrespective of:

(i) any change in the corporate existence, structure or ownership of Parent or Merger Sub, or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding of Parent or Merger Sub or affecting any of their assets;

(ii) any change in the manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, renewal or alteration of, the Guaranteed Obligations, any liability incurred directly or indirectly in respect thereof, or any amendment or waiver of or any consent to any departure from the terms of the Merger Agreement or the documents entered into in connection therewith, in each case, made in accordance with the terms thereof;

(iii) the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent or Merger Sub, whether in connection with the Guaranteed Obligations or otherwise;

(iv) any lack or limitation of status or power, incapacity, disability or other legal limitation of Parent in respect of the Guaranteed Obligations; or

(v) any change in the law of any jurisdiction, or any present or future action or order of any Governmental Authority, amending, varying, reducing or otherwise affecting the validity or enforceability of the Guaranteed Obligations or the obligations of the Guarantor in respect of the Guaranteed Obligations.

(c) In the event that the payment to the Guaranteed Party in respect of the Guaranteed Obligations, or a portion thereof, is rescinded or otherwise must be (and is) returned to the Guarantor for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligations as if such payment, or that portion, had not been made.

(d) To the fullest extent permitted by law, the Guarantor hereby expressly waives any and all rights or defenses related to this Guarantee arising by reason of any law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of acceptance of this Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of the Guaranteed Obligations and all other notices of any kind, and any requirement that the Guaranteed Party exhaust any right, power or remedy or proceed against Parent, the Guarantor or any other Person, all defenses which may be available by virtue of any stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Parent or any other Person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than defenses to the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under the Merger Agreement, which defenses shall be available to the Guarantor with respect to the Guaranteed Obligations, or breach by the Guaranteed Party of this Guarantee). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from consummation of the transactions contemplated by the Merger Agreement and that the waivers set forth in this Guarantee are knowingly made in contemplation of such benefits.

(e) The Guarantor hereby covenants and agrees that it shall not institute, and shall cause its Affiliates to not institute, any action, suit or other proceeding or bring any other claim asserting that this Guarantee or any term or condition set forth herein is illegal, invalid or unenforceable in accordance with its terms.

(f) Except as explicitly set forth herein or in the Merger Agreement, the Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights in connection with the transactions contemplated by the Merger Agreement that it may now have or hereafter acquire against Parent or any other Person interested in the transactions contemplated by the Merger Agreement that arise from the existence, payment, performance, or enforcement of the Guarantor’s Guaranteed Obligations under or in respect of this Guarantee, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent or such other Person, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or such other Person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations shall have been paid in full in cash; provided, that the Guarantor shall have the right to cause any other Person to satisfy the Guaranteed Obligations to the Guaranteed Party hereunder.

4. Representations and Warranties. The Guarantor hereby represents and warrants with respect to itself that:

a) the Guarantor is a limited company duly organized and validly existing and in good standing (to the extent such concept is recognized) under the laws of its jurisdiction of organization;

b) this Guarantee has been duly and validly executed and constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally;

c) the execution, delivery and performance of this Guarantee have been duly authorized by all necessary action and do not and will not (i) violate the organizational documents of the Guarantor, (ii) violate any applicable law or judgment to which the Guarantor or any of its assets are subject, (iii) require any consent or other action by any person under, constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in any breach of or give rise to any right of termination, cancellation, amendment or acceleration of, any right or obligation of the Guarantor, except, with respect to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that would not have a materially adverse effect on the ability of the Guarantor to perform its material obligations under this Guarantee;

d) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with any Governmental Authority is required in connection with the execution, delivery or performance of this Guarantee, except, in each case, as would not have a materially adverse effect on the ability of the Guarantor to perform its material obligations under the Guarantee; and

e) the Guarantor has, and will have, the financial capacity to pay and perform its obligations under this Guarantee and cash or access to available funds in an amount not less than the Guaranteed Obligations for the Guarantor to fulfill its Guaranteed Obligations under this Guarantee for so long as this Guarantee shall remain in effect in accordance with Section 5 hereof.

5. Termination. This Guarantee shall terminate automatically and immediately and the Guarantor shall have no further obligations under this Guarantee (other than this Section 5 and Sections 7 through 15, all of which shall survive such termination) as of the earliest to occur of (i) the consummation of the Closing; (ii) the date that is 6 months after the termination of the Merger Agreement, if the Guaranteed Party has not presented to the Guarantor a written notice of claim for payment hereunder by 5:00 pm (New York City time) on the final day of such six-month period or in the event such a claim has been made within such period, then the earliest to occur of (x) a final, non-appealable judgment of a Governmental Authority or binding arbitral award (resulting from an action or dispute brought in compliance with the jurisdiction and arbitration requirements of Section 11 hereof) that the Merger Agreement was validly terminated in a circumstance where Parent would not be liable to make any payment under the Merger Agreement, (y) a written agreement among the Guarantor and the Guaranteed Party expressly terminating, in full, the obligations and liabilities of the Guarantor pursuant to this Guarantee, and (z) the date specified in clause (iii) below; and (iii) the date that either of the mutually exclusive Guaranteed Obligations have been indefeasibly performed and satisfied in full.

6. Continuing Guarantee. Except to the extent terminated pursuant to the provisions of Section 5 hereof, this Guarantee is a continuing one and shall remain in full force and effect until the payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon the Guarantor, its successors and assigns, and shall inure to the benefit of, and be enforceable by, the Guaranteed Party and its permitted successors, transferees and assigns. All obligations to which this Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

7. Entire Agreement. This Guarantee, together with the Voting Agreement and the Merger Agreement, constitutes the entire agreement, and supersedes all prior agreements, understandings and statements, written or oral, between the Guarantor or any of its Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other, with respect to the subject matter of this Guarantee.

8. Amendments and Waivers. No amendment or waiver of any provision of this Guarantee shall be valid and binding unless it is in writing and signed by the party or each of the parties against whom the amendment or waiver is to be effective. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder except as explicitly set forth herein or in the Merger Agreement. Subject to the terms hereof and of the Merger Agreement, each and every right, remedy and power hereby granted to the Guaranteed Party or allowed to such party by law shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time.

9. Counterparts. This Guarantee may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Guarantee may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means.

10. Notices. All notices, requests, claims, demands and other communications hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to the Guarantor:

HNA Group Co., Ltd.

HNA Plaza, 20/F

26 Xiaoyun Road

Chaoyang District, Beijing

The Peoples Republic of China 100125

Tel: 86-10-5758-3682

Fax: 86-10-5978-2368

Attention: Corporate Secretary

with a copy to (which shall not constitute notice):

Sidley Austin LLP

One South Dearborn

Chicago, IL 60603

Facsimile: +1.312.853.7036

Attention: Pran Jha and Ted Kamman

If to the Guaranteed Party:

Avolon Holdings Limited

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Ireland

Facsimile: +353 (1) 231 5889

Attention: Ed Riley

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10753

Facsimile: (212) 310-8007

Attention: Douglas P. Warner, Esq

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later.

11. Governing Law; Arbitration; Waiver of Jury Trial.

a) This Guarantee, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Guarantee or the negotiation, execution or performance of this Guarantee (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter this Guarantee) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice of law principles that would require or permit the application of laws of another jurisdiction.

b) The parties hereto hereby irrevocably agree that, except disputes where a party is seeking specific performance or injunctive relief with respect to the Guaranteed Obligations owed under this Guarantee (any such circumstance described in this exception as a “Non-Arbitration Matter”), any legal action or proceeding arising out of or relating to this Guarantee or the transactions contemplated hereby, shall be referred to and finally resolved by binding arbitration administered by the International Court of Arbitration of the International Chamber of Commerce (“ICC Court”) in accordance with the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”). The arbitral tribunal shall consist of three (3) arbitrators. The two-party nominated arbitrators shall be nominated in accordance with the ICC Rules. The president of the arbitral tribunal shall be nominated by the two party-nominated arbitrators within thirty (30) days after they have been confirmed in accordance with the ICC Rules. If the party-nominated arbitrators are unable to agree upon a candidate for president of the arbitral tribunal, the president shall be appointed by the ICC Court in accordance with the ICC Rules. Unless the parties agree otherwise, the president of the arbitral tribunal shall be of a nationality other than those of the parties. The legal place or seat of arbitration shall be New York, New York. The language of the arbitration shall be English. All documents submitted in connection with the arbitration shall be in English, or, if in another language, accompanied by an English translation. The prevailing party shall be entitled to recover all the costs of the arbitration, including the fees and expenses of the arbitral tribunal, the ICC administrative expenses, and the reasonable and documented legal, expert and other costs incurred in the arbitration. Any award by the arbitral tribunal shall be final and binding on the parties and their successors and not subject to appeal. Judgment on the award may be entered in any court of competent jurisdiction. The parties may seek provisional, interim or conservatory measures as provided in the ICC Rules from a court of competent jurisdiction, the arbitral tribunal or an emergency arbitrator. The parties agree that the United States District Court for the Southern District of New York or the Supreme Court of the State of New York shall have exclusive jurisdiction to grant provisional, interim or conservatory measures or to enforce any award. In the event that two or more arbitrations have been commenced under this Agreement, the Guarantee and/or the Voting Agreement, the parties consent to the consolidation by the ICC Court of all such arbitrations into a single arbitration pursuant to Article 10 of the ICC Rules.

c) With respect to any Non-Arbitration Matter, each of the parties hereto hereby irrevocably agrees:

(i) that it irrevocably submits to the exclusive jurisdiction of, and that the exclusive jurisdiction is hereby vested in, the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware) (the “Chosen Courts”);

(ii) that all claims in respect of any such Non-Arbitration Matter shall be heard and determined exclusively in the Chosen Courts;

(iii) that it irrevocably waives, to the fullest extent permitted by applicable Law, any objection which such Party may now or hereafter have to the laying of venue of any such dispute brought in such above-described courts or any defense of inconvenient forum for the maintenance of such dispute;

(iv) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind, whether in contract or in tort or otherwise, in respect of any Non-Arbitration Matter in any forum other than the Chosen Courts;

(v) that the prevailing party in the litigation shall be entitled to payment of its reasonable documented out-of-pocket costs and expenses (including reasonable and documented fees and disbursements of counsel and other professionals); and

(vi) that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

d) Each of the parties hereto hereby consents to process being served by any party in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 10.

e) EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY AGREES

AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

12. No Assignment. Neither the Guarantor nor the Guaranteed Party may assign its rights, interests or obligations hereunder to any other Person (except by operation of law) without the prior written consent of the Guaranteed Party (in the case of an assignment by the Guarantor) or the Guarantor (in the case of an assignment by the Guaranteed Party) and any such assignment without such consent shall be void ab initio. Any such assignment shall not relieve the Guarantor of its obligations under this Guarantee.

13. No Third Party Beneficiaries. The parties hereby agree that their respective representations, warranties, agreements and covenants set forth herein are solely for the benefit of the other parties hereto and their successors and permitted assigns, in accordance with and subject to the terms of this Guarantee, and this Guarantee is not intended to, and does not, confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies hereunder.

14. Severability. Any term or provision of this Guarantee that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. No party hereto shall assert, and each party shall cause its respective Affiliates not to assert, that this Guarantee or any part hereof is invalid, illegal or unenforceable.

15. Headings. The headings contained in this Guarantee are for convenience purposes only and shall not in any way affect the meaning or interpretation hereof.

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IN WITNESS WHEREOF, the undersigned have executed and delivered this Guarantee as of the date first written above.

GUARANTOR:

HNA GROUP CO., LTD.

By:	/s/ Jin Chuan
	Name:	Jin Chuan
	Title:	Attorney-in-fact

[SIGNATURE PAGE TO GUARANTEE]

GUARANTEED PARTY:

AVOLON HOLDINGS LIMITED

By:	/s/ John Higgins
	Name:	John Higgins
	Title:	Director

[SIGNATURE PAGE TO GUARANTEE]